                               Filed by Keane, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934.

                               Subject Company: Metro Information Services, Inc. Commission File No.: 000-22035

     Keane, Inc. plans to file with the SEC a registration statement on Form S-4 in connection with the proposed acquisition of Metro Information Services, Inc., and Metro plans to file with the SEC and mail to its shareholders a proxy statement/prospectus in connection with the transaction. The registration statement and the proxy statement/prospectus will contain important information about Keane, Metro, the transaction and related matters. You are urged to read the registration statement and the proxy statement/prospectus carefully when they are available.

     You will be able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by Keane and Metro through either company or through the web site maintained by the SEC at www.sec.gov.

     Keane and Metro, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transaction contemplated by the merger agreement. Information regarding Keane's directors and executive officers is contained in Keane's Annual Report on Form 10-K for the year ended December 31, 2000 and its proxy statement dated April 13, 2001, which are filed with the SEC. As of February 1, 2001, Keane's directors and executive officers beneficially owned approximately 12,435,624 shares, or 18.3%, of Keane's common stock. Information regarding Metro's directors and executive officers is contained in Metro's Annual Report on Form 10-K for the year ended December 31, 2000 and its proxy statement dated May 3, 2001, which are filed with the SEC. As of April 16, 2001, Metro's directors and executive officers beneficially owned approximately 9,261,727 shares, or 60.3%, of Metro's common stock. A more complete description will be available in the registration statement and the proxy statement/prospectus.


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                   FORM 8-K

                                CURRENT REPORT

                    Pursuant to Section 13 or 15(d) of the
                        Securities Exchange Act of 1934

     Date of Report (Date of Earliest Event Reported):    August 20, 2001
                                                          ---------------
                                  KEANE, INC.
        --------------------------------------------------------------

             (Exact Name of Registrant as Specified in its Charter)


                                 Massachusetts
         -------------------------------------------------------------

                (State or Other Jurisdiction of Incorporation)

            001-7516                             04-2437166
  -------------------------------     ---------------------------------
     (Commission File Number)         (IRS Employer Identification No.)

Ten City Square, Boston, Massachusetts             02129
-----------------------------------------------------------------------
(Address of Principal Executive Offices)          (Zip Code)

                                (617) 241-9200
--------------------------------------------------------------------------------
              (Registrant's Telephone Number, Including Area Code)

                                Not Applicable
--------------------------------------------------------------------------------
         (Former Name or Former Address, if Changed Since Last Report)

Item 5.  Other Events.
         ------------

  On August 20, 2001, Keane, Inc., a Massachusetts corporation ("Keane"), Veritas Acquisition Corp., a Virginia corporation and a wholly owned subsidiary of Keane, and Metro Information Services, Inc., a Virginia corporation ("Metro"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Veritas Acquisition Corp. will be merged with and into Metro (the "Merger"). Upon consummation of the Merger, Metro will become a wholly owned subsidiary of Keane.

  As a result of the Merger, each outstanding share of Metro common stock, $0.01 par value per share (the "Metro Common Stock"), will be converted into the right to receive 0.48 of a share of Keane common stock, $0.10 par value per share (the "Keane Common Stock"). The Merger, which has been approved by the board of directors of each company, is subject to customary closing conditions and regulatory approvals, as well as the approval of the shareholders of Metro. The Merger is not subject to the approval of stockholders of Keane.

  Keane also entered into a shareholder's agreement with John H. Fain, Metro's Chairman of the Board and Chief Executive Officer, who, together with his family trusts, beneficially owns more than 50% of the outstanding shares of Metro Common Stock. Pursuant to the shareholder's agreement, Mr. Fain has agreed to vote a portion of his Metro Common Stock, representing 40% of the outstanding shares of Metro Common Stock, in favor of the Merger.

  A copy of the Merger Agreement and the shareholder's agreement are attached to this Current Report on Form 8-K as Exhibits 2.1 and 99.1, respectively, and are incorporated herein by reference.

Item 7.    Financial Statements, Pro Forma Financial Information and Exhibits.
           ------------------------------------------------------------------

     (a)   Financial Statements of Businesses Acquired.
           -------------------------------------------

           Not applicable.

     (b)   Pro Forma Financial Information.
           -------------------------------

           Not applicable.

     (c)   Exhibits.
           --------

           2.1 Agreement and Plan of Merger, dated as of August 20, 2001, among Keane, Inc., Veritas Acquisition Corp. and Metro Information Services, Inc. (1)

          99.1 Shareholder's Agreement, dated as of August 20, 2001, between Keane, Inc. and John H. Fain

(1) The exhibits and schedules to the Agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Keane will furnish copies of any of the exhibits and schedules to the U.S. Securities and Exchange Commission upon request.

                                   SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 21, 2001      REGISTRANT

                           KEANE, INC.

                           By:   /s/ John J. Leahy
                              ---------------------------------
                                     John J. Leahy
                                     Senior Vice President -- Finance and
                                     Administration and Chief Financial Officer

                                 EXHIBIT INDEX

Exhibit Number                  Description
--------------                  -----------

2.1 Agreement and Plan of Merger, dated as of August 20, 2001, among Keane, Inc., Veritas Acquisition Corp. and Metro Information Services, Inc. (1)

99.1 Shareholder's Agreement, dated as of August 20, 2001, between Keane, Inc. and John H. Fain

____________________

(1) The exhibits and schedules to the Agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Keane will furnish copies of any of the exhibits and schedules to the U.S. Securities and Exchange Commission upon request.